Exhibit 99.1

Contact: Trinity Biotech plc Paul Murphy (353)-1-2769800	RedChip Companies Inc. Dave Gentry, CEO (1)-407-644-4256 (1)-800-RED-CHIP (733-2447) TRIB@redchip.com

Trinity Biotech Partners with Latch Medical to Advance Biosensor-Guided Precision Drug Delivery Solutions Using CGM+ Technology

- Strategic collaboration and equity investment will combine Trinity Biotech's AI-native CGM+ wearable biosensor platform with Latch Medical's innovative intradermal drug delivery technology to develop next-generation metabolic health solutions -

DUBLIN, Ireland and Wilsonville, Ore (July 22, 2026) - Trinity Biotech plc (NASDAQ: TRIB), a commercial stage biotechnology company focused on human diagnostics and the development of innovative solutions addressing unmet clinical and industrial needs, today announced a strategic collaboration agreement with Latch Medical Limited, a medical technology company with an innovative intradermal drug delivery platform (“Pharma Latch™”).

The collaboration is intended to combine data streams from Trinity Biotech's CGM+ wearable biosensor platform with Latch Medical's advanced drug delivery technologies to evaluate the development of precision therapeutic solutions for diabetes, obesity and other metabolic conditions. The companies will explore how real-time metabolic data generated by CGM+ can be used to help guide and optimise therapeutic delivery, creating the potential for more personalised and responsive treatment approaches.

John Gillard, Chief Executive Officer of Trinity Biotech, commented:

"We believe the future of metabolic healthcare lies at the intersection of advanced biosensing, artificial intelligence and precision drug delivery. Our vision for CGM+ extends beyond monitoring alone. We see the opportunity to create a platform capable of generating actionable metabolic intelligence that can help guide therapeutic interventions and improve patient outcomes”.

As part of the collaboration, Trinity Biotech has also agreed in principle to make a strategic equity investment in Latch Medical, which has previously attracted strategic investment from established participants in the global drug delivery industry. Trinity Biotech’s planned investment reflects its belief in the potential importance of precision intradermal delivery technologies within next-generation metabolic health solutions.

Trinity Biotech’s largest financial investor, Perceptive Advisors, is supporting Trinity Biotech’s strategic equity investment in Latch Medical.

Latch Medical’s Pharma Latch™ platform is an innovative hollow microneedle-based intradermal drug delivery technology designed to enable precise, reliable, and repeatable delivery of injectable therapies into the skin. The platform is designed to support administration across a broad range of liquid formulations and clinically relevant drug volumes in both clinical and at-home settings.

Strategic Significance

The collaboration expands the potential future applications of CGM+ beyond monitoring alone and supports Trinity Biotech's strategy of building an integrated metabolic health platform that combines continuous sensing, AI-driven insights and precision therapeutic delivery. Management believes the convergence of these technologies represents a significant long-term opportunity within large and growing metabolic disease markets.

This collaboration builds upon Trinity Biotech’s recently announced positive CGM+ clinical trial data on the identification of nocturnal compression lows - link.

Gillard continued:

" By combining our AI-native CGM+ platform with Latch Medical's innovative precision drug delivery technology, we have an exciting opportunity to explore a new generation of metabolic health solutions. Our strategic collaboration and investment reflect our conviction that integrating advanced biosensing, AI and precision drug delivery has the potential to enable more personalised and responsive therapeutic interventions."

Ronan Byrne, Chief Executive Officer of Latch Medical, commented:

"Trinity Biotech's vision for advanced metabolic monitoring creates an exciting opportunity to explore how biosensing and precision drug delivery technologies can work together. We are delighted to welcome Trinity Biotech as both a strategic collaborator and shareholder."

About Trinity Biotech

Trinity Biotech plc (NASDAQ: TRIB) is a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors. The Company develops, acquires, manufactures, and markets diagnostic systems for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry through the acquisition of biosensor assets from Waveform Technologies Inc. Through its Trinovium subsidiary, Trinity Biotech is extending its fluid manufacturing and analytical capabilities into advanced liquid cooling solutions for AI data center infrastructure. Trinity Biotech sells directly in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please visit www.trinitybiotech.com.

About Latch Medical

Latch Medical is a medical technology company with a proprietary intradermal injectable drug delivery platform, Pharma Latch™, designed to enable the precise, reliable, and scalable administration of injectable therapies.

The Pharma Latch™ platform is designed to enable new possibilities in intradermal drug delivery, supporting product differentiation, enhancing the patient experience, and expanding treatment administration options.  Pharma Latch™ products are in development and pre-approval, and are not for sale within the US, EU or any other jurisdiction. The Pharma Latch HCP device (Pharma Latch Hollow) is developed and currently being prepared for regulatory submission. For further information, please visit www.pharmalatch.com.

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, our ability to successfully develop and commercialize data center cooling & thermal management solutions for AI and high-performance computing, the impact of the spread of COVID-19 and its variants, the possible pause and/or disruption in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the Company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties, and risks related to the condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2025 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.